MEXICAN STOCK EXCHANGE
                                   SIFIC / ICS

                            STOCK EXCHANGE CODE: ICA
                              QUARTER: 4 YEAR: 2007
                          EMPRESAS ICA,S.A.B. DE C. V.
                                 Final Printing
                                     ANNEX 2


                   COMPLEMENTARY NOTES TO FINANCIAL STATEMENTS

     1. Basis of presentation and consolidation

     Consolidated Financial statements condensates unaudited of the ICA and subsidiaries (ICA or The Company) are prepared in accordance with Mexican Financial Reporting Standards (MFRS or NIF), and accordance with presentation rules from Mexican Stock Change (BMV) set in SIFIC. Certain disclosures to consolidated financial statements condebsates unaudited have been summarized with respect to audited financial statements for the year ended December 31, 2006. Consequently, the reading and analysis of financial statements must be made in combination with annual financial statements.

     Financial statements of those companies in which ICA owns more than 50% of the capital stock with voting rights or owns less than 50% of such capital stock but effectively controls such entity, are consolidated within the financial statements. The accounting for companies or associations subject to joint control should be based on the guidance contained in International Accounting Standard (IAS) No. 31, Interests in Joint Ventures, applied supplementally. As such, the assets, liabilities, revenues, costs and expenses of these types of entities are included in the financial statements using proportionate consolidation.

     Foreign currency translation of subsidiaries financial statements. The financial statements of subsidiaries denominated in foreign currencies are translated into Mexican pesos by applying Bulletin B-15 "Foreign currency transactions and translation of financial statements of foreign operations" issued by the IMCP. Exchange differences generated by the translation of the financial statements of foreign subsidiaries that are not an extension of ICA's operations are presented in stockholders equity under the caption "Insufficiency from restatement of capital". For translation purposes, once the subsidiary financial statements are restated and re-expressed in currency of year end purchasing power of the country in which it operates, based on the same accounting policies as the Company, the following exchange rates are used:

     (i) Assets and liabilities (monetary and non monetary)- Exchange rate in effect at the balance sheet date.

     (ii) Common stock- Exchange rate in effect at the date on which contributions were made.

     (iii) Retained earnings- The exchange rate in effect at the end of the year such amounts were generated.

     (iv) Revenues, costs and expenses- The ending exchange rate of the period reported.

     Comprehensive income (loss) presented in the accompanying consolidated statements of changes in stockholders equity represents the Companys total activity during each year and is comprised of the net income (loss) for the year, plus other comprehensive income (loss) items for the same period which, in accordance with MFRS, are presented directly in stockholders equity without affecting the consolidated statements of operations. In 2007 and 2006, the other comprehensive income (loss) items consist of the insufficiency in restated stockholders equity, translation effects of foreign entities and the excess of the minimum additional liability for labor obligations, and are included in the caption Insufficiency from Restatement of Capital.

     Reclassifications - Certain headings of the financial statements for the year ended December 31, 2006, have been reclassified to conform to the presentation of the financial statements for the year ended December 31, 2007.

     As of December 31, 2006 billings on contracts for Ps. 8,725,247 and Costs and Estimated Earnings in Excess of Billings on Uncompleted Contract for Ps. 988,177 related to the construction of the El Cajon hydroelectric plant, have been reclassified to the total billings on contracts and Costs and Estimated Earnings in Excess of Billings on Uncompleted Contract. As well as, the long term debt for the construction of this hidroelectric plant for Ps. 2,594,237, has been reclassified to short term debt.


2. Significant events

     In September and October 2007, ICA made a global primary placement of 90 million shares for a total amount of Ps.5,087,246 (nominal value). 60% of these shares were placed with institutional investors abroad, through an offering that was registered under Rule 415 of the 1933 U.S. Securities Law, while the remaining 40% were placed on the Mexican market.


     In September 2007, ICA contributed Ps.3,118,000 (nominal value) to its associated company Red de Carreteras de Occidente, S. de R.L. de C.V. (RCO), corresponding to the payment of the first package of the concessioned highways of the Fideicomiso de Apoyo para el Rescate de Autopistas Concesionadas (FARAC) in a public bidding process of the Mexican Government (see Note 11d).


3. Summary of significant accounting policies

A)      New Accounting Principles

     NIF B-3, Statement of Income, sets the general standards for presenting and structuring the statement of income, the minimum content requirements and general disclosure standards. Consistent with NIF A-5, Basic Elements of Financial Statements, NIF B-3 now classifies revenues, costs and expenses, into ordinary and non-ordinary. Ordinary items (even if not frequent) are derived from the primary activities representing an entity s main source of revenues. Non-ordinary items are derived from activities other than those representing an entity s main source of revenues. Consequently, the classification of certain transactions as special or extraordinary, according to former Bulletin B-3, was eliminated. As part of the structure of the statement of income, ordinary items should be presented first and, at a minimum, present income or loss before income taxes, income or loss before discontinued operations, if any, and net income or loss. Presenting operating income is neither required nor prohibited by NIF B-3. If presented, the line item other income (expense) is presented immediately before operating income. Cost and expense items may be classified by function, by nature, or a combination of both. When classified by function, gross income may be presented. Statutory employee profit sharing should now be presented as an ordinary expense (within other income (expense) pursuant to INIF No. 4 issued in January 2007) and no longer presented within income tax. Special items mentioned in particular MFRS should now be part of other income and expense and items formerly recognized as extraordinary should be part of non-ordinary items.

     NIF B-13, Events Occurring after the Date of the Financial Statements,requires that for (i) asset and liability restructurings and (ii) creditor waivers of their right to demand payment in case the entity defaults on contractual obligations, occurring in the period between the date of the financial statements and the date of their issuance, only disclosure needs to be included in a note to the financial statements while recognition of these items should take place in the financial statements of the period in which such events take place. Previously, these events were recognized in the financial statements in addition to their disclosure. NIF A-7, Presentation and Disclosure, in effect as of January 1, 2006, requires, among other things, that the date on which the issuance of the financial statements is authorized be disclosed as well as the name of authorizing management officer(s) or body (bodies). NIF B-13 establishes that if the entity owners or others are empowered to modify the financial statements, such fact should be disclosed. Subsequent approval of the financial statements by the stockholders or other body does not change the subsequent period, which ends when issuance of the financial statements is authorized.

     NIF C-13, Related Parties, broadens the concept related parties to include
a) the overall business in which the reporting entity participates; b) close family members of key officers; and c) any fund created in connection with a labor-related compensation plan. NIF C-13 requires the following disclosures: a) the relationship between the controlling and subsidiary entities, regardless of whether or not any intercompany transactions took place during the period; b) that the terms and conditions of consideration paid or received in transactions carried out between related parties are equivalent to those of similar transactions carried out between independent parties and the reporting entity, only if sufficient evidence exists; c) benefits granted to key officers; and d) name of the direct controlling company and, if different, name of the ultimate controlling company. Notes to comparative financial statements of prior periods should disclose the new provisions of NIF C-13.

     NIF D-6, Capitalization of Comprehensive Financing Result, establishes general capitalization standards that include specific accounting for financing in domestic and foreign currencies or a combination of both. Some of these standards include: a) mandatory capitalization of comprehensive financing cost
(RIF) directly attributable to the acquisition of qualifying assets; b) in the instance financing in domestic currency is used to acquire assets, yields obtained from temporary investments before the capital expenditure is made are excluded from the amount capitalized; c) exchange gains or losses from foreign currency financing should be capitalized considering the valuation of associated hedging instruments, if any; d) a methodology to calculate capitalizable RIF relating to funds from generic financing; e) regarding land, RIF may be capitalized if development is taking place; and f) conditions that must be met to capitalize RIF, and rules indicating when RIF should no longer be capitalized. The entity may decide on whether to apply provisions of NIF D-6 for periods ending before January 1, 2007, in connection with assets that are in the process of being acquired at the time this NIF goes into effect.

     The application of these new NIF did not result in any significant modification of the financial statements or their disclosures.

     IFRIC 12: an interpretation of International Financial Reporting Standards issued in November 2006 by the International Financial Reporting Interpretations Committee entitled "Service Concession Arrangements." Application of the IFRIC 12 is mandatory as of January 1, 2008, and earlier adoption by companies is recommended. The interpretation refers to the accounting treatment by private sector companies that operate in providing assets and services infrastructure to the public sector, classifying the assets as financial assets, intangible assets, or a combination of both.

     IFRIC 12 draws a distinction between two types of service concession arrangement. In one, the operator receives a financial asset, i.e., an unconditional contractual right to receive cash or another financial asset for the term of the agreement in return for constructing or upgrading the public sector asset. In the other, the operator receives an intangible asset, i.e., no more than a right to charge for use of the public sector asset that it constructs or upgrades. A right to charge users is not an unconditional right to receive cash because the amounts are contingent on the extent to which the public uses the service. IFRIC 12 also allows for the possibility that both types of arrangement may exist within a single contract. For both the financial asset and the intangible asset, revenues and costs related to construction or improvements are recognized in the income statement during the construction period No changes in policies have resulted from the issuance of the new accounting principles; the adoption of the proportional consolidation policy is considered as a change of circumstances rather than of policy.

     As a result of the adoption of IFRIC 12, the financial statements for 4Q06 were restated to increase comparability, as shown below:


------------------------------------------------------------------------
                                                     As
                                             originally
(Ps. Millons) presented As restated
------------------------------------------------------------------------
Balance Sheet                                       December 31, 2006
-----------------------------------             ------------------------
Current Assets                           Ps.   24,431        Ps.  37,852
Investment in concessions                       8,274             10,087
Property, plant and equipment                   2,946              1,286
Current Liabilities                            14,504             14,504
Long Term Liabilities                           8,601              8,601
Stockholders Equity                            14,690             14,747

INCOME STATEMENT
Revenues                                       22,303             22,714
Operating Income                                1,686              1,704
Net Income                                      1,028              1,072
--------------------------------------------------------------------------------

     b) Accounting method for the treatment of the effects of inflation

     The consolidated financial statements of the Company recognize the effects of inflation in accordance with bulletin B-10 integrated "Recognition of the effects of inflation in financial information" (bulletin B-10), issued by the IMCP. Bulletin B-10, requires the restatement of all comparative financial statements to constant mexican pesos as of the date of the most recent balance sheet presented. The Company chose the alternative method provided by Bulletin B-15, which consists of determining a Restatement Factor which uses a weighted average rate based upon the National Consumer Price Index (NCPI) published by Banco de Mexico and the inflation and foreign exchange rates of the countries in which the Company has foreign subsidiaries.

     c) Cash equivalents

     Cash equivalents are stated at acquisition cost plus accrued interest. Cash equivalents consist primarily of term deposits with original maturities of 90 days or less. Those cash equivalents whose availability is greater than one year (i.e. held in trust for a specific purpose) are presented as long-term restricted cash and cash equivalents. Cash and cash equivalents subject to restrictions or intended for a specific purpose are presented separately under current or noncurrent assets, as the case may be

     d) Construction Inventories

     Inventories are valued at the price of the last purchase made during the period, without exceeding the realizable value.

     e) Real estate inventories

     The development costs for low-income housing are stated at the acquisition value of the land, the respective improvements and conditioning, permits and licenses, labor costs, materials and direct and indirect expenses. They are restated by the specific cost method, which uses net replacement values that are similar to market values and are determined based on appraisals conducted by recognized firms of independent experts.

     Other real estate developments are also restated by the specific cost method, using net replacement values, which are similar to market values, determined based on appraisals conducted by recognized firms of independent experts. However, for these other real estate developments, the net comprehensive financing cost incurred during the construction period is capitalized and restated by applying factors derived from the NCPI.

     Land to be developed over a period of more than 12 months is classified under noncurrent assets, recorded at its acquisition cost and restated by applying factors derived from the NCPI.


     f) Property, Plant and Equipment - Expenditures for property, plant and equipment, including renewals and improvements which extend useful lives, are capitalized. Property, plant and equipment and related depreciation of foreign origin from Mexican subsidiaries are restated by means of a specific index, which uses the NCPI of the country of origin applied to the historical cost denominated in the foreign currency and are then translated into Mexican pesos at the exchange rate in effect at the date of the most recent balance sheet presented.

     Depreciation is calculated using the straight-line method, over the useful life of the asset, beginning in the month in which the asset is placed in service. Depreciation begins when the operation asset initiated, and the useful lives are as folows: Buildings: 20 to 50, Machinery and equipment: 4 to 10 and Office furniture, equipment and vehicles 4 to 7

     Financing costs incurred during the construction and installation of buildings and machinery and equipment are capitalized and adjusted for inflation as measured by the NCPI.

     Investment in Concessions-- Investments in concessions are restated using the NCPI, without exceeding their recoverable value.

     Total cost of financing incurred during the construction period is capitalized and adjusted for inflation as measured by the NCPI.

     Investments in concessions considered as intangible assets are restated for inflation using the NCPI, without exceeding their recoverable value. Total cost of financing incurred during the construction period is capitalized and adjusted for inflation as measured by the NCPI. Investments in concession projects are amortized over the concession period. Revenues from the operation of concession projects are recognized as concession revenues.

     Investment in Affiliated Companies-- Investments in companies in which ICA has significant influence, but does not have control are accounted for using the equity method, which includes cost plus the Company's equity in undistributed earnings (loss), adjusted for the effects of inflation. The adjustment for the effects of inflation on equity is inherent in the equity method as the investee s financial statements are also prepared in accordance with Bulletin B-10.

     Rights involving the use of airport facilities and concessions - Rights involving the use of airport facilities and concessions consider the value of the thirteen airports to which these rights were granted by the Department of Communications and Transportation (SCT).

     As of January 1, 2003, the value assigned by Grupo Aeroportuario Centro Norte to the assets received under the thirteen airport concessions was based on an appraisal performed by an independent appraiser and by considering those airports in which the concession cost exceeded the appraisal value. This excess is classified under airport concessions.

     Airport facility utilization rights are applied according to the remaining useful life of the concessioned goods, as determined by an independent appraiser. Airport concessions are amortized over 15 years, which is also the period of each concession.

     Management periodically evaluates the impairment of long-lived assets as established by Bulletin C-15, Impairment in the Value of Long-Lived Assets and their Disposal (Bulletin C-15). If there is any indication that restated values exceed the respective recovery values, assets are valued at this recovery value by affecting the results of the year in which this difference arises. The recovery value is determined as the greater of the net selling price of a cash-generating unit and its value in use, which is the net present value of discounted future net cash flows. The mechanism used to calculate the recovery value considers the particular circumstances of concessions, machinery, equipment and intangible goods. In the case of concessions, revenue projections consider the projection of the vehicle appraisal percentage guarantee and utilize assumptions and estimates concerning the growth of the population and perimetral economy along the concessioned highway, temporary passenger reductions due to tariff increases and commercial strategies designed to promote utilization, among others, which may differ and be adjusted according to the actual results obtained.

     g)  Business Acquisitions

     All business acquisitions, including those involving associated companies, are initially recognized and valued using the purchase method, which includes assigning the purchase price, represented by cash delivered or its fair value equivalent, to the fair value of the assets received and liabilities assumed. When appropriate, either goodwill or an extraordinary gain will be recognized for the difference between the purchase price and the adjusted fair value of the assets received and the liabilities assumed.


     h) Provisions

     Provisions are recognized for obligations that result from a past event, that are probable to result in the use of economic resources and that can be reasonably estimated. When a current obligation may result in the use of resources, this situation is disclosed in the notes to the financial statements. However, no disclosure is recorded in the financial statements if the likelihood of this disbursement is remote.

     i) Operating Cycle

     Assets related to construction contracts which may require more than one year to be completed and will be liquidated in the normal course of contract completion are reported as current assets.

     j) Accounting for construction contracts

     Construction contracts are accounted for using the percentage-of-completion method of accounting and, therefore, take into account the revenues, costs, and estimated earnings to date as contract activity progresses. Revenues are recognized from contracts based on units-of-work performed and are subject to price increase clauses. Changes in job performance and estimated profitability, including those arising from premiums derived from advance project conclusion, contract penalty provisions and final contract settlements, may result in revisions to revenues and are recorded in the same period in which the revisions are determined.

     For the use of percentage-of-completion method they are due to fulfill among others with the following requirements (i) the contract must clearly specify the legal rights related to the goods or services to be provided and to be received by the parts, the work to be interchanged and the form and terms of the agreement; (ii) the legal and economic right of the Company to receive the payment for the work performed as the contract is executed; (iii) one hopes that the buyer and salesman satisfy their contractual obligations; and (iv) that based on the construction budget and contract, the total amount of revenue, the total cost to be incurred and the estimated profit can be determined.

     The income recognized with base in the pending work advance to certify appear as it builds executed no registered. The administration periodically evaluates the reasoning of its accounts to receive. In the cases where indications of difficulty in their recovery exist, additional reserves for accounts of doubtful collection are constituted affecting the results of the exercise in which they are determined. The estimation of this reserve is based on the best judgment of the company considering the circumstances at the moment of its determination.

     Contract costs include all direct labor and materials, subcontractors and other initial costs of the project and allocations of indirect costs. Management periodically evaluates the fairness of estimates used to determine percentage of completion. If, as a result of such evaluation, it becomes apparent that estimated costs on non completed contracts exceed expected revenues, a provision for estimated losses is recorded in the period in which such losses are determined. For projects that are financed by the Company where the contract value includes both the value of the work to be performed and the financing of the project, the comprehensive financing cost incurred for project development is included in the contract costs.

     k) Accounting for Real Estate Sales

     The sale of completed developments is recognized at the date of the signing of the respective sales contract where the rights and obligations of the property are transferred to the buyer and the Company has received at least 20% of the contract price. If there is uncertainty regarding future collection, the revenue is recorded when collected. In those cases in which recovery appears to be unlikely, the Company creates additional allowances for doubtful accounts, which are applied to the results of the year in which such amounts are determined.

     l) Accounting for Low Income Housing Sales

     Revenues derived from sales of low income housing are recognized as revenue once the house is completed and credit is approved by the financing agency or the title of the house has passed to the buyer.

     m) Sales and Other Revenues

     Revenues from sales of goods and services are recognized as the goods are delivered or the services are performed.

     n) Excess of the cost over the fair value

     The excess of the cost over the fair value of the investment in affiliated companies, which is not amortized and is subject to impairment tests, and is restated by applying factor derived from the NPCI.

     o) Post-Retirement Benefit Plans

     Seniority premiums and pension plans, and beginning in 2005, severance payments at the end of the work relationship, are recognized as costs over employee years of service and are calculated by independent actuaries using the projected unit credit method at net discount rates. Accordingly, the liability is being accrued which, at present value, will cover the obligation from benefits projected to the estimated retirement date of the Companys employees.

     p) Maintenance and Repair Expenses

     Maintenance and repair expenses are recorded as costs and expenses in the period in which they are incurred.

     q) Income Tax and Employee Statutory Profit Sharing

     The Company files a consolidated tax return, pursuant to the tax laws of Mexico.

     The provisions for income tax and statutory employee profit sharing (PTU) are determined according to NIF D-4, Accounting Treatment of Income Tax, Tax on Assets and Statutory Employee Profit-Sharing (NIF D-4). Deferred income tax assets and liabilities are recognized for temporary differences resulting from comparing the accounting and tax values of assets and liabilities plus any future benefits from tax loss carryforwards. Deferred income tax assets are reduced by any tax benefits that are not expected to be realized. Management periodically evaluates its assumptions based on historical tax results and estimated tax profits. The resulting deferred tax provision or benefit related to the recognition of the deferred tax liability or asset is reflected in the statement of income. The calculation and recognition of deferred taxes and the recognition of asset tax requires the use of estimates that could be affected by the amount of future taxable income, the assumptions considered by management and the results of operations. The deferred income tax asset is only recognized when there is a high probability that it can be recovered, periodically evaluating the probability based on the historical taxable results and the estimation of future taxable revenues. A valuation allowance is recorded for any deferred tax asset for which realizability is unlikely. The assumptions used in forming the estimate of a valuation allowance may change based on various circumstances, which may result in the modification of such valuation allowance, thereby affecting the Companys financial position and results of operations

     On October 1, 2007, the Business Flat Tax Law (LIETU) was enacted and went into effect on January 1, 2008. In addition, the Tax Benefits Decree and the Third Omnibus Tax Bill were published on November 5 and December 31, 2007, respectively, clarifying or expanding the transitory application of the law regarding transactions carried out in 2007 that will have an impact in 2008. The Business Flat Tax (IETU) applies to the sale of goods, the provision of independent services and the granting of use or enjoyment of goods, according to the terms of the LIETU, less certain authorized deductions. IETU payable is calculated by subtracting certain tax credits from the tax determined. Revenues, as well as deductions and certain tax credits, are determined based on cash flows generated beginning January 1, 2008. LIETU establishes that the IETU rate will be 16.5% in 2008, 17% in 2009, and 17.5% as of 2010. The Asset Tax(IMPAC) Law was repealed upon enactment of LIETU; however, under certain circumstances, IMPAC paid in the ten years prior to the year in which Income Tax (ISR) is paid, may be refunded, according to the terms of the law. In addition, as opposed to ISR, the parent and its subsidiaries will incur IETU on an individual basis.

     r) Asset Tax

     The Company files a consolidated asset tax return utilizing consolidation rules similar to those related to income taxes.

     Tax on assets paid and tax on assets that may be carried forward from previous years, that are expected to be recoverable, are recorded as an advance payment at estimated recoverable value at the date of the financial statements and are included in the balance sheet as a deferred tax asset.

     s) Derivative financial instruments

     The Company values all derivatives at fair value, whatever their purpose, based on market prices when involving derivatives traded in recognized markets; otherwise, based on technical determinations of fair value supported by sufficient, reliable and provable information. Fair value is recognized on the balance sheet as an asset or liability in accordance with the rights or obligations derived from the contracts executed.

     When the transactions comply with all hedging requirements, the Company designates the derivatives as a hedge financial instrument at the beginning of the relationship. If the hedge is fair value, the valuation fluctuation both of the derivative and the open risk position is recognized in results of the period in which it takes place. When the hedge is cash flow, the effective portion is temporarily recognized in comprehensive income within stockholders equity and is subsequently reclassified to results at the same time that they are affected by the item being hedged; the ineffective portion is recognized immediately in results of the period.

     Certain derivative financial instruments, although they are contracted for hedging purposes from an economic viewpoint, because they do not comply with all the requirements established in applicable regulations, have been designated as trading derivatives for accounting purposes. The fluctuation in fair value on these derivatives is recognized in results of the period.

     t) Insufficiency from Restatement of Capital

     This item reflects the result of restating nonmonetary assets and liabilities as compared to the restatement of common stock, retained earnings and results of operations. It represents the difference between net nonmonetary assets restated by the specific costs method or the specific index method, and general inflation as measured by the NCPI.

     u) Restatement of Stockholders Equity

     Stockholders equity is restated using the NCPI from the respective dates such capital was contributed or earnings (loss) generated to the date of the most recent balance sheet presented.

     v) Foreign Currency Transactions

     Foreign currency transactions are recorded at the exchange rate in effect at the date of the transaction. Balances of monetary assets and liabilities are adjusted monthly at the market rate. The effects of exchange rate fluctuations are recorded in the statement of operations, except for those cases in which they can be capitalized.

     w) (Gain) Loss from Monetary Position

     The (gain) loss from monetary position reflects the result of holding monetary assets and liabilities during periods of inflation. It is calculated using the NCPI for each month as applied to the net monetary position at the beginning of the month. Values stated in current monetary units represent decreasing purchasing power over time. Losses are incurred by holding monetary assets, whereas gains are realized by holding monetary liabilities. The net effect is presented in the consolidated statement of operations for the year, as part of financing cost, except in those cases in which it is capitalized.

     x) Concentration of Credit Risk

     Financial instruments which potentially subject the Company to credit risk consist principally of contract receivables and costs and estimated earnings in excess of billings (collectively, Construction Instruments) and other receivables. The Company believes that concentration of credit risk with respect to Construction Instruments is mitigated by the large number of customers comprising the Companys customer base and their geographical dispersion. The Company considers that this potential credit risk is adequately covered because the construction projects in which it participates generally involve customers of recognized solvency. Similarly, if the Company experiences collection difficulties as the project advances, it normally suspends work until obtaining assurance with regard to the payment situation. The Company is usually subject to balance aging of between 30 and 60 days for work performed, but not estimated in unfinished contracts. However, it creates additional allowances for doubtful accounts when recovery may be difficult.

          Other accounts receivable are integrated by associated companies and notes receivable. The Company considers that these amounts do not represent a significant concentration of credit risk.

     y) Earnings (loss) per share

     Basic earnings (loss) per share is computed by dividing income (loss) of majority interest available to common stockholders by the weighted average number of common shares outstanding during the year.



     4. Financing Cost

                                                           FINANCED     INCOME
                                     TOTAL   CAPITALIZED    PROYECT      (LOST)
                                    -------  -----------   ---------  ---------
Interest Expense .................    917,702    87,160          --   1,004,872
Interest Income ..................   (529,891)   (6,586)         --    (536,477)
Exchange Gain ....................    (87,839)      882          --     (86,957)
Loss (Gain) from Monetary Position     46,976   (12,734)         --      34,242
                                     --------   --------    --------  ----------
TOTAL ............................    346,958    68,722          --     415,680
                                     ========    ======     ========  =========


     5. Extraordinary items (n/a)



     6. Effects at the beginning of the period for changes in accounting principles



     7. MONTHLY NET RESULTS (HISTORICAL AND RESTATED)


                                                                                         Restated
                     Monthly net     Cumulative    Ending         Beginning               monthly
Month                   results     net results    factor           factor             net result
-------------------------------------------------------------------------------------------------
2006
  JANUARY                5,964          5,964      1.0322          1.0052                 4,187
  FEBRUARY               9,614         15,578      1.0293          1.0028                 9.466
  MARCH                  8,126         23,704      1.0273          1.0020                 8,877
  APRIL                 27,984         51,688      1.0277          0.9996                28,394
  MAY                   43,331         95,019      1.0328          0.9951                45,019
  JUNE                  42,320        137,339      1.0311          1.0016                45,079
  JULY                  45,725        183,064      1.0272          1.0038                45,560
  AUGUST                36,526        219,590      1.0228          1.0042                36,287
  SEPTEMBER             51,294        270,884      1.0209          1.0019                53,684
  OCTOBER              (50,775)       220,109      1.0112          1.0096              (53,700)
  NOVEMBER             (99,152)       120,957      1.0041          1.0071             (100,901)
  DECEMBER          (1,014,097)      (893,140)     1.0000          1.0041           (1,015,093)
------------------------------------------------------------------------------------------------
       MAYORITY NET RESULT LAST 12 MONTHS ................................            (893,140)
                                                                                      ==========

     8. BUSINESS SEGMENT DATA

     For management purposes, the Company is organized into five major operating divisions, which are: civil construction, industrial construction, Rodio, real estate and housing development and infrastructure operations. The divisions are the basis on which the Company reports its primary segment information. The principal products for each of the operating segments are summarized below by the periods of nine months ended December 31, 2007 and 2006:

-----------------------------------------------------------------------------------------------------------------------------------
THOUSAND PESOS DEC-2007             CIVIL   INDUSTRIAL      KRONSA        TOTAL
       CONCEPT                      CONST.      CONST.       RODIO     CONSTRUC    HOUSING    INFRAESTR.       OTHER      CONSOL.
-----------------------------------------------------------------------------------------------------------------------------------
REVENUES .............           8,039,058   8,626,555    1,862,703  18,528,316  2,170,977    4,435,904       602,837   25,738,034
INTERSEGMENTS REVENUES
 AND OTHER ...........             336,646     590,458     (31,605)     895,499      1,788     1,701315       691,588    3,290,190
EXTERNAL REVENUES ....           7,702,412   8,036,097    1,894,308  17,632,817  2,169,189    2,734,589      (88,751)   22,447,844
OPERATING INCOME .....             152,911     307,205       60,738     520,854    224,436      839,450      (37,864)    1,546,876
SEGMENT ASSETS .......           8,219,696   4,307,301    1,309,662  13,836,659  3,385,973   19,885,870     (947,391)   36,161,111
CAPITAL EXPENDITURES .             678,000      79,471      124,531     882,002     57,416      954,745        10,950    1,905,113
DEPRECIATION AND
AMORTIZATION .........             107,114      64,430       61,484     233,028     19,056      433,125        13,107      698,316
-----------------------------------------------------------------------------------------------------------------------------------


-----------------------------------------------------------------------------------------------------------------------------------
THOUSAND PESOS DEC-2006             CIVIL    INDUSTRIAL     KRONSA       TOTAL
       CONCEPT                      CONST.       CONST.      RODIO     CONSTRUC   HOUSING     INFRAESTR.       OTHER       CONSOL.
-----------------------------------------------------------------------------------------------------------------------------------
REVENUES                        10,509,974   8,106,114    3,183,774  21,799,862  1,796,911    3,071,933       540,888   27,209,594
INTERSEGMENT REVENUES
 AND OTHER                         910,523     250,629    1,558,602   2,719,754    203,416      964,655       608,085    4,495,910
EXTERNAL REVENUES                9,599,451   7,855,485    1,625,172  19,080,108  1,593,495    2,107,278      (67,197)   22,713,684
OPERATING INCOME                   417,354     297,253       78,019     792,626    164,425      756,847      (10,357)    1,703,541
SEGMENT ASSETS                  16,438,473   3,832,904    1,213,575  21,484,951  2,423,781   14,403,747     (460,173)   37,852,306
CAPITAL EXPENDITURES               429,519      30,862       71,687     532,068     17,970      945,992        56,006    1,552,036
DEPRECIATION AND
 AMORTIZATION                      304,630      89,885       41,407     435,922     10,897      407,199        10,766      864,785
-----------------------------------------------------------------------------------------------------------------------------------



     9. Information for the Mexican Stock Exchange requested in writing on July 10, 1995

     The Company has an American Depositary Receipts program (ADRs), which is effective. Organized markets with their respective countries are as follows:
Mexican Stock Exchange MEXICO, New York Stock Exchange USA and Seaq International of the International Stock Exchange of the United Kingdom and the Republic of Ireland Ltd.

     An only one-share series exist, incorporated to the program. Shares ratio per ADR is 4 to 1. Number of shares subscribed to the program and percentage from common stock at December 31, 2007 are as follows:

        Originally:.......   2,395,833
        Now :.... ........  10,458,025
        Percentage: ......         8.4%

     The Guardian institution or bank for CPO'S is Banamex. The Guardian institution or bank, for ADR'S is Bank of New York.

     When Mexican NIF Series A went into effect on January 1, 2006, which represents the Conceptual Framework described in Note 2, some of its provisions created divergence with specific MFRS already in effect. Consequently, in March 2006, CINIF issued Interpretation Number 3 (INIF No. 3), Initial Application of MFRS, establishing, that provisions set forth in specific MFRS that have not been amended should be followed until their adaptation to the Conceptual Framework is complete. For example, in 2006, revenues, costs and expenses were not required to be classified as ordinary and non-ordinary in the statement of income and other comprehensive income items in the statement of stockholders' equity were not required to be reclassified into the statement of income at the time net assets that gave rise to them were realized.